news release

Aperam appoints two independent directors and clarifies dividend policy

Luxembourg, 21 January 2011 (20:30 CET) - At a general meeting held in Luxembourg on January 21, ArcelorMittal as sole shareholder of Aperam appointed two new independent members to the Board of Directors for Aperam, the new company to which ArcelorMittal's stainless and specialty steels business is expected to be spun off on January 25 subject to the approval of ArcelorMittal's shareholders. The general meeting also clarified the dividend policy for Aperam in 2011. In addition, the general meeting confirmed that a share repurchase authorization would become effective for Aperam upon effectiveness of the spin-off and would be structured similarly to ArcelorMittal’s share repurchase authorization. Finally, the general meeting clarified the scope of a share-based awards program for Aperam’s management.

Board of Directors

The two new members of Aperam's Board of Directors are Ms. Sylvie Ouziel and Mr. Romain Bausch.

Ms. Ouziel is a French citizen, she is the Chief Operating Officer of Accenture Management Consulting with responsibility for Accenture's management consulting business performance globally as well as internal transformation programs.

Mr. Bausch is a Luxembourg citizen, he is the President and Chief Executive Officer of SES since July 2001. SES is a world-leading telecommunications satellite operator, with a global fleet of more than 40 geostationary satellites.

Dividend Policy

Subject to legal and regulatory requirements being met, Aperam's dividend payment of US$ 0.75 per share will be applicable after the spin-off. Payment of the dividend in 2011 is expected to occur on a quarterly basis, with the first dividend payment of US$ 0.1875 to be paid on or about March 31, 2011. The Board of Directors of Aperam will propose the annual gross dividend to be paid in relation to 2012 at the annual general meeting of shareholders in 2012.